Exhibit 8.1
List of Subsidiaries

Name	Jurisdiction of Organization	Ownership Percentage
Hyperion Metals (Australia) Pty Ltd	Australia	100%
IperionX Critical Minerals LLC	United States	100%
IperionX Technology LLC	United States	100%
IperionX Inc.	United States	100%